Exhibit 1

Alvarion Ltd.
(the “Company”)
Notice Concerning the Filing of an Application to Approve a Distribution in
accordance with Section 303 of the Companies Law, 5759-1999

In accordance with Section 303(b) of the Companies Law, 5759-1999 (the “Companies Law”), and the Companies Regulation (Approval of Distribution), 5761-2001, notice is hereby given concerning the filing on September 2, 2008 of an application to approve a distribution in accordance with Section 303 of the Companies Law (the “Application”).

The court is being requested in the application to permit the Company to purchase, from time to time, outstanding ordinary shares of the Company for an aggregate purchase price not to exceed $30 million (the “Purchase”).

The Company does not currently have distributable “Profits”, as such term is defined in Section 302 of the Companies Law. However, as of June 30, 2008, the Company has cash surplus in excess of $41 million. Accordingly, the Company’s board of directors has assessed the situation and determined that the Company complies with the applicable “Solvency Test”, such that following the Purchase, there is no concern that the Company will not be able to comply with its current and/or foreseeable obligations, when they become due. In making the assessment, the Company is relying, on its financial and accounting data, as presented in the Company’s financial statements for the second quarter of 2008, and in the audited financial statements of the Company for the year ended December 31, 2007, as included in the Company’s Annual Report (Form 20-F) filed with the United States Securities and Exchange Committee. As of June 30, 2008, the Company’s shareholders’ equity was approximately $223 million and the Company’s total assets ware approximately $330 million.

In accordance with Section 330(c) of the Companies Law and the regulations promulgated thereunder, a creditor may address the court and object to the Application within 30 days from the date of publication of this Notice (or such later date, as the court may determine).

The effective date for determining whether a party is a Company creditor is the date of publication of this Notice.

The Application may be reviewed, as well as photocopied (at the creditor’s expense) at the Company’s offices, at 21a HaBarzel Street, Tel-Aviv, Sunday-Thursday, 09:00-15:00; the telephone number at the Company’s offices is +972-3-6456262. Inquiries concerning this matter should be addressed to Adv. Alon Fiul, at the Company’s legal department.

Alvarion Ltd.